Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited - in thousands)

	Year ended December 31,
	2014	2013	2012	2011	2010
Earnings (losses):
(Loss) income before income taxes	$(41,223)	$410	$2,960	$1,125	$(6,831)

Fixed charges to add to earnings:
Interest expense	3,546	58	63	60	12
Amortization of debt issuance costs	562	—	—	—	—
Rent interest factor (1)	528	477	395	410	394
Total fixed charges	4,636	535	458	470	406
Earnings (losses) before income taxes and fixed charges	$(36,587)	$945	$3,418	$1,595	$(6,425)
Ratio of earnings to fixed charges (2)	(7.9)	1.8	7.5	3.4	(15.8)

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(1)	Approximately one-third of rental expense is deemed representative of the interest factor.

(2)	For 2014 and 2010, our earnings were insufficient to cover fixed charges by $41.2 million and $6.8 million, respectively.